BARNETT & ASSOCIATES
ATTORNEYS AT LAW
4 LIGHTHOUSE WAY
DARIEN, CT 06820
Phone (203) 273-0278
Fax: (203) 655-9698

Charles E. Barnett
Partner

July 28, 2010

Via Edgar and email

Ms. Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Re:	Trudy Corporation
Schedule 13D filed July 21, 2010
Reporting Persons: William W. Burnham and Alice B. Burnham

Dear Ms. Duru:

With reference to our telephone conversation of July 26, 2010 on the above-captioned subject, please be advised that a review of the Edgar system and of the records of Trudy Corporation (the “Company”) failed to produce any Schedule 13D ever filed with the Commission by either Mr. Burnham or Mrs. Burnham. Furthermore, neither one of them has any recollection of having previously filed a Schedule 13D.

Therefore, the Company and Mr. and Mrs. Burnham are quite certain that the Schedule 13D filed on July 21, 2010 was the first such Schedule 13D filed on behalf of either of them. Furthermore, I can assure you on the basis of my review, and to the best of my knowledge, that the information disclosed in Items 3 and 5 of the Schedule 13D concerning the shareholdings of each is accurate and complete.

Each of Mr. and Mrs. Burnham is fully aware of his or her obligation under the federal securities laws to update, when required, the disclosures set forth in Schedule 13D.

Please do not hesitate to telephone me at (203) 273-0278 or email me at cblegal@aol.com, with any questions or comments you may have with regard to this letter or to the Schedule 13D.

Very truly yours,

/s/ Charles E. Barnett
Charles E. Barnett